NEWS
For Immediate Release

[WIDERTHAN LOGO]

Investor Contact
Tania Almond
WiderThan
571-521-1080
ir@widerthan.com

WiderThan Schedules Announcement of 2006 First Quarter Results

Seoul, South Korea – April 28, 2006 – WiderThan Co., Ltd. (NASDAQ: WTHN), a leading global provider of integrated mobile entertainment solutions for wireless carriers, will announce its financial results for the first quarter ended March 31, 2006 after the U.S. market closes on Thursday, May 18, 2006.

The first quarter earnings release will be distributed to the wire services at approximately 4:05 p.m. Eastern Standard Time and will be available on the company’s web site at http://ir.widerthan.com. At 4:15 p.m. Eastern Standard Time WiderThan will post to its web site at http://ir.widerthan.com a prerecorded presentation and transcript of the WiderThan management team’s review of the company’s first quarter financial performance. There will be a live question and answer (Q&A) conference call to allow analysts and investors to ask questions of the WiderThan management team at 5:00 p.m. Eastern Standard Time that same day. A listen-only web cast of the Q&A session will be available at http://ir.widerthan.com. Those wishing to participate in the live Q&A session should use the following numbers to dial into the session:

Calling from the United States or Canada: 866-383-8009
Calling from other countries: 617-597-5342
Pass code: 98077154

An online replay of the presentation and Q&A web cast will be available at http://ir.widerthan.com following the completion of the live call and will remain available for at least 90 days.

About WiderThan
WiderThan is a leading provider of integrated mobile entertainment solutions for wireless carriers. Our applications, content and services enable wireless carriers to a broad range of mobile entertainment, such as ringback tones, music-on-demand, mobile games, ringtones, messaging and information services, to their subscribers. WiderThan currently provides mobile entertainment solutions to more than 45 wireless carriers in over 20 countries, including SK Telecom in Korea, Cingular Wireless, Sprint Nextel, T-Mobile USA and Verizon Wireless in the United States, Bharti Airtel in India and Globe Telecom in the Philippines.

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